Consolidated Financial Statements

For the Years Ended December 31, 2010, 2009 and 2008

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Augusta Resource Corporation (the “Company”) are the responsibility of Management. The consolidated financial statements have been prepared by management in United States dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the consolidated financial statements. The Board of Directors fulfills its responsibilities regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and complies with the Audit Committee requirements of the NYSE-Amex. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the consolidated financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

Ernst & Young LLP, a registered public accounting firm, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the consolidated financial statements and the Company’s internal control over financial reporting as at December 31, 2010, as stated in their Auditors’ Report. Ernst & Young LLP has provided such opinions.

“Raghunath Reddy”	“Gil C. Clausen”

Raghunath Reddy	Gil C. Clausen
Senior Vice-President & Chief Financial Officer	President & Chief Executive Officer

March 29, 2011
Vancouver, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Augusta Resource Corporation

We have audited the accompanying consolidated financial statements of Augusta Resource Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, comprehensive loss, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Augusta Resource Corporation as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Augusta Resource Corporation's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011 expressed an unqualified opinion on Augusta Resource Corporation’s internal control over financial reporting.

Vancouver, Canada,
March 29, 2011.	Charted Accountants

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Augusta Resource Corporation

We have audited Augusta Resource Corporation’s [the “Company”] internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Assessment of Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010 of the Company and our report dated March 29, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada,
March 29, 2011.	Charted Accountants

Augusta Resource Corporation
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(in U.S. dollars)

	2010	2009
ASSETS
Current
Cash and cash equivalents	$31,505,341	$6,247,217
Accounts receivable	110,402	18,476
Due from related parties - Note 12	6,142	252,444
Prepaids and deposits	135,235	313,714
Current portion of other assets - Note 7	626,793	250,000
Total current assets	32,383,913	7,081,851
Capital assets - Note 6	9,177,096	7,645,724
Deposits on long-lead equipment - Note 6	59,523,633	35,490,072
Other assets - Note 7	2,235,076	2,238,851
Mineral properties - Note 8	24,688,364	25,665,438
Deferred development costs - Note 8	98,608,818	64,516,724
Total assets	$226,616,900	$142,638,660

LIABILITIES
Current
Accounts payable and accrued liabilities - Note 12	$5,100,819	$12,386,174
Current portion of long-term debt - Note 9	-	42,177,512
Total current liabilities	5,100,819	54,563,686
Deferred gain - Note 5	27,866,378	-
Long-term debt - Note 9	42,033,327	3,590,439
Total liabilities	75,000,524	58,154,125
SHAREHOLDERS' EQUITY
Share capital - Notes 10 and 19	196,827,289	123,386,017
Contributed surplus	18,652,492	17,513,815
Accumulated other comprehensive income	(5,534,505)	(5,534,505)
Deficit	(58,328,900)	(50,880,792)
Total shareholders' equity	151,616,376	84,484,535

Total liabilities and shareholders' equity	$226,616,900	$142,638,660

Commitments - Note 15

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil C. Clausen
Richard W. Warke, Director	Gil C. Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Operations
For the years ended December 31, 2010, 2009 and 2008
(in US dollars)

	2010	2009	2008

EXPENSES
Salaries and benefits	$1,692,925	$1,913,506	$2,738,718
Stock-based compensation	1,229,926	1,120,555	2,378,054
Legal, Accounting and Audit	1,505,182	822,650	3,397,442
Travel	223,968	148,907	447,766
Consulting and Advisory services	230,422	76,947	636,892
Filing and Regulatory fees	120,338	80,834	151,813
Recruiting fees and relocation costs	55,500	53,405	161,622
Office and Administration	226,925	250,933	309,069
Rent	168,211	161,194	150,018
Investor Relations	118,325	157,171	152,483
Directors' fees	134,094	109,296	134,823
Insurance	168,379	170,133	159,175
Memberships and Conferences	12,148	25,191	34,009
Amortization	181,499	154,854	87,894
Fiscal and Advisory services	15,363	12,968	12,169
Loss from operations	(6,083,205)	(5,258,544)	(10,951,947)
Interest and other income	669,718	242,664	148,201
Other expenses	(706,311)	(502,244)	(575,302)
Litigation settlement	-	-	(2,626,004)
Gain on held-for-trading securities - Note 4	118,462	-	-
Foreign exchange gains (losses)	612,840	596,880	(2,985,504)
Loan interest and finance charges	(50,684)	(98,312)	(239,005)
Loss from continuing operations	(5,439,180)	(5,019,556)	(17,229,561)
Gain (loss) from discontinued operations - Note 4	-	(508,385)	543,177
Net loss for the year	$(5,439,180)	$(5,527,941)	$(16,686,384)

Basic and diluted loss per share
Continuing operations	$(0.04)	$(0.05)	$(0.19)
Discontinued operations	-	(0.01)	0.01
Basic and diluted loss per share	$(0.04)	$(0.06)	$(0.19)

Weighted average number of shares outstanding - basic and diluted	123,283,762	96,409,230	88,643,084

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2010, 2009 and 2008
(in U.S. dollars)

	2010	2009	2008

Net loss for the year	$(5,439,180)	$(5,527,941)	$(16,686,384)
Other comprehensive loss in the year
Cumulative translation adjustments	-	-	(16,430,577)
Comprehensive loss for the year	$(5,439,180)	$(5,527,941)	$(33,116,961)

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
(in US dollars)

	2010	2009	2008
Cash flows used in operating activities
Loss from continuing operations	$(5,439,180)	$(5,019,556)	$(17,229,561)
Items not involving cash
Amortization	181,499	154,854	87,894
Foreign exchange losses (gains)	(655,938)	(621,956)	4,008,876
Accretion income	(481,487)	-	-
Stock-based compensation	1,229,926	1,120,555	2,378,054
Gain on held-for-trading securities	(118,462)	-	-
Litigation settlement	-	-	2,626,004
Other	24,311	83,415	(68,856)
	(5,259,331)	(4,282,688)	(8,197,589)
Changes in non-cash working capital items - Note 11	688,794	(60,001)	724,400
Cash used in operating activities	(4,570,537)	(4,342,689)	(7,473,189)
Financing activities
Shares issued for cash	71,413,613	30,806,064	283,962
Share issue costs	(2,008,928)	(2,190,327)	-
Deferred financing costs	(1,476,732)	-	-
Joint venture partner's contribution	34,719,193	-	-
Loan from related party	3,000,000	-	-
Repayment of loan from related party	(3,000,000)	-	-
Proceeds from loan facility	43,990,000	8,940,150	30,996,067
Repayment of long-term debt	(46,782,262)	(556,945)	(554,667)
Cash provided by financing activities	99,854,884	36,998,942	30,725,362

Investing activities
Mineral property expenditures	(80,904)	(86,358)	(2,339,330)
Deposits on long-lead equipment	(31,867,522)	(14,991,717)	(17,854,903)
Deferred development expenditures	(36,866,300)	(17,673,855)	(19,753,244)
Capital asset additions	(2,121,874)	(2,853,653)	(1,654,255)
Cash used in investing activities	(70,936,600)	(35,605,583)	(41,601,732)
Proceeds received from discontinued operations	250,000	1,000,000	1,597,356
Effect of exchange rate changes on cash and cash equivalents	660,377	633,357	(1,579,756)
Increase (decrease) in cash and cash equivalents during the year	25,258,124	(1,315,973)	(18,331,959)
Cash and cash equivalents, beginning of year	6,247,217	7,563,190	25,895,149
Cash and cash equivalents, end of year	$31,505,341	$6,247,217	$7,563,190

Supplemental cash flow information on non-cash transactions - Note 11

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
December 31, 2010
(in U.S. dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity

Balance, December 31, 2007	88,588,061	$92,130,108	$12,870,530	$10,896,072	$(26,144,936)	$89,751,774
Issued pursuant to stock options exercised	146,200	484,423	(199,663)	-	-	284,760
Stock-based compensation expense	-	-	2,378,054	-	-	2,378,054
Stock-based compensation capitalized	-	-	417,554	-	-	417,554
Cumulative translation adjustments	-	-	-	(16,430,577)	-	(16,430,577)
Net loss for the year	-	-	-	-	(16,686,384)	(16,686,384)
Balance, December 31, 2008	88,734,261	92,614,531	15,466,475 -	5,534,505	(42,831,320)	59,715,181
Issued pursuant to private placement	3,350,000	3,740,210	251,052	-	-	3,991,262
Issued pursuant to prospectus financing	14,237,000	26,218,197	237,845	-	-	26,456,042
Issued pursuant to exercise of stock compensation options and warrants	280,555	711,252	(123,944)	-	-	587,308
Issued pursuant to stock options exercised	100,000	13,487	(4,190)	-	-	9,297
Share issue costs for prospectus financing	-	-	-	-	(2,428,169)	(2,428,169)
Share issue costs for private placement	67,000	88,340	5,022	-	(93,362)	-
Stock-based compensation expense	-	-	1,120,555	-	-	1,120,555
Stock-based compensation capitalized	-	-	561,000	-	-	561,000
Net loss for the year	-	-	-	-	(5,527,941)	(5,527,941)
Balance, December 31, 2009	106,768,816	123,386,017	17,513,815	(5,534,505)	(50,880,792)	84,484,535
Issued pursuant to private placement	10,905,590	27,593,016	844,658	-	-	28,437,674
Issued pursuant to prospectus financing	11,820,000	31,908,315	-	-	-	31,908,315
Share issue costs for equity offerings	-	-	-	-	(2,008,928)	(2,008,928)
Stock-based compensation expense	-	-	1,229,926	-	-	1,229,926
Stock-based compensation capitalized	-	-	1,211,368	-	-	1,211,368
Fair value of warrants issued pursuant to Red
Kite loan	-	-	725,042	-	-	725,042
Restricted shares issued	466,665	341,900	(341,900)	-	-	-
Issued pursuant to stock options exercised	2,220,565	5,580,561	(2,243,688)	-	-	3,336,873
Issued pursuant to warrants exercised	3,414,066	8,017,480	(286,729)	-	-	7,730,751
Net loss for the year	-	-	-	-	(5,439,180)	(5,439,180)
Balance, December 31, 2010	135,595,702	$196,827,289	$18,652,492	$(5,534,505)	$(58,328,900)	$151,616,376

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, upon disposal of the property at amounts sufficient to recover capitalized expenditures.

The Company incurred a loss of $5.4 million for the year ended December 31, 2010 (2009 - $5.5 million; 2008 - $16.7 million) and had an accumulated deficit of $58.3 million as at December 31, 2010. The losses have been funded primarily from proceeds of equity and debt issues. The Company generates minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont commences commercial production. The Company’s planned activities for 2011 anticipate significant Rosemont expenditures which will be funded by cash contributions from Rosemont’s joint venture partner, current cash reserves and possibly through additional equity issues. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds that it requires to meet ongoing permitting and other business expenditures could result in the delay in the development of Rosemont and may lead to an impairment charge on Rosemont’s assets.

The Company is also listed on the NYSE Amex, and as such, a reconciliation from Canadian to United States (“US”) GAAP is required – Note 18.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company, all of its subsidiaries and 95.9% interest in the Rosemont joint venture. All intercompany transactions and balances with the Company’s subsidiaries have been eliminated. Intercompany transactions and balances with the Company’s joint venture have been eliminated to the extent of the Company’s interests.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and guaranteed investment certificates (“GICs”) with an original maturity of three months or less.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

(c)	Capital assets

Capital assets are carried at cost, less accumulated amortization. Amortization begins when the asset is substantially put into service and is primarily calculated on a straight line basis over the following terms:

Land	N/A
Water rights	Unit-of-production
Buildings	10 years
Computer hardware	5 years
Furniture and equipment	5 years
Vehicles	5 years

Water rights will be amortized on a unit-of-production basis over the estimated proven and probable ore reserves upon commencement of commercial production at Rosemont. Furniture and equipment will be amortized over straight line.. When debt is incurred to finance the purchase of plant and equipment, the interest and financing costs associated with such debt are capitalized. Upon commencement of commercial production, the interest and financing costs are amortized on a units-of-production basis over the life of the asset.

(d)	Mineral properties and deferred development costs

Mineral properties are carried at cost less accumulated depletion and any accumulated impairment charges. Mineral property expenditures consists of payments to acquire property rights and leases, exploration and evaluation costs on a property once a determination has been made that a property has potentially recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. Exploration expenditures made prior to this determination that a property has economically recoverable resources are expensed as incurred.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves.

Once a mine has achieved commercial production, mineral properties and deferred development costs are depleted on a units-of-production basis.

The Company reviews the carrying values of mineral properties and deferred development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the event the estimated undiscounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

(e)	Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operations of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying value of the asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation.

As at December 31, 2010 and 2009, the Company did not have any asset retirement obligations.

(f)	Capitalized financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation or depletion. On commencement of commercial production, financing costs are amortized over the life of the mine.

(g)	Share issue costs

Share issue costs are recorded as an increase to the deficit in the year in which they are incurred.

(h)	Loss per share

Basic net loss per share is computed using the weighted average number of common share equivalents outstanding during the year. The Company uses the treasury stock method for the calculation of diluted loss per share.

(i)	Foreign currencies

Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to the U.S. dollars. The functional currency of the Company is also U.S. dollars. Transactions undertaken in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent U.S. dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operations and deficit. The effect of fluctuations in exchange rates between the dates of transactions and the settlements is reflected in the statement of operations.

The financial statements of Canadian dollar subsidiaries are translated into U.S. dollars using the temporal method for integrated operations, as follows:

  monetary assets and liabilities using the exchange rate in effect at the balance sheet date;

  non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;

  revenue and expense items are translated at exchange rate prevailing at the date of the transaction;

  depreciation or amortization of assets translated at historical exchange rates; and

  translation gains and losses on monetary items or non-monetary items carried at market are included in the current year’s statement of operations.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

(j)	Stock-based compensation

The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to the deferred development costs over the vesting period with a corresponding credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from contributed surplus to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from contributed surplus to share capital. For options subject to graded vesting, the Company calculates the fair value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

(k)	Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l)	Use of estimates

These consolidated financial statements have been prepared in accordance with GAAP which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting year. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and assumptions are accounted for prospectively.

Significant estimates and assumptions made in the preparation of these consolidated financial statements include, but not limited to:

	i)	the economic recoverability and probability of future economic benefits of exploration and development costs incurred and capitalized to mineral properties and deferred development costs;
	ii)	the useful lives of related depreciation of capital assets; and
	iii)	the inputs used in determining the fair value of stock based compensation granted the related current period stock compensation expense.

(m)	Financial instruments – recognition and measurements

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. Financial instruments are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to- maturity, loans and receivables, or other financial liabilities as follows:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

  Held-for-trading financial instruments are purchased with the intention of generating income in the near term. These instruments are measured at their fair value with change in fair value recognized in the statement of operations.

  Available for sale financial assets are financial assets that are designated as available for sale and are not categorized into any other financial instrument category. These instruments are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

  Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold-to-maturity. These are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

  Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.

  Other financial liabilities are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

Transaction costs incurred to acquire financial instruments are included in the underlying balance and the resulting difference between the fair value of the instrument and the adjusted balance is amortized using the effective interest rate method.

(n)	Interest in Joint Venture

The Company conducts its business through a joint venture which the joint venture participants are bound by a contractual agreement establishing joint control over the joint venture. The Company records its proportionate share of assets, liabilities, revenue and operating expenses of the joint venture.

3.	FUTURE ACCOUNTING STANDARDS

a)	Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601 “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest”, which replaces existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early adoption is permitted. The Company will adopt these pronouncements at January 1, 2011and the result of this adoption does not have any impact on the consolidated financial statements.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

b)	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises, with a transition date of January 1, 2010. Early adoption is permitted. The Company will issue its first IFRS annual consolidated financial statements for the fiscal year ending December 31, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statement of operations for the year ended December 31, 2010. During the year ending December 31, 2011, the Company will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 “Interim Financial Reporting” for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of operations for the comparative periods presented.

4.	DISCONTINUED OPERATIONS

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ely Gold & Minerals Inc. (“Ely”) (formerly known as Ivana Ventures Inc.) for the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. The transaction closed on February 29, 2008 (Note 7).

In accordance with the definitive agreement the consideration for the sale was $6.625 million in cash and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of Cdn$0.50 per share. The cash portion of the purchase price is payable in instalments over five years, with $1.625 million paid on closing and $1.0 million payable each 12 months thereafter. The shares of the subsidiaries and the properties sold to Ely were pledged to the Company as its sole recourse for non- payment of any portion of the purchase price.

5.	INTERESTS IN JOINT VENTURE

On September 16, 2010, Rosemont Copper Company (“RCC”), the Company’s wholly-owned subsidiary, and United Copper & Moly LLC (“UCM”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the joint venture as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long- lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the joint venture, Rosemont expenditures will be shared pro-rata 80/20. As at December 31, 2010, UCM has contributed $36.2 million into the Rosemont JV and earned a 4.1% interest in the joint venture.

RCC and UCM also signed a joint venture agreement which governs the roles and responsibilities of the operator, management committee and the contribution and disposals of assets of the joint venture.

The Company has elected to apply proportionate consolidation to account for the Rosemont JV in accordance with CICIA HB 3055 “Interests in Joint Ventures”. Management has concluded that joint control existed in accordance with the joint venture agreement.

Under the EI Agreement, the Company will contribute Rosemont at a fair value of $704 million and UCM will contribute up to $176 million in cash to earn their respective interest in the joint venture. The Company has recognized a deferred gain of $27.9 million based on UCM’s $36.2 million cash contribution into the joint venture as at December 31, 2010. The Company will recognize a total deferred gain of $107.5 million once UCM has contributed $176 million of cash into the joint venture. Upon commencement of commercial production, the Company will amortize the deferred gain into earnings over the life of the Rosemont mine.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s proportionate share of the assets, liabilities, revenues and expenses of the Rosemont joint venture as at December 31, 2010.

Deposits on long-lead equipment	$14,237,314
Capital assets	284,845
Mineral properties and deferred development costs	16,591,642
Current liabilities	(3,005,428)
Other expenses	396,261
Net investment in joint venture	$34,719,193

Statement of Cash Flows
Cash used in operating activities	$(396,261)
Cash provided by financing activities	34,719,193
Cash used in investing activites	(28,176,107)
Cash, end of period	$6,146,825

6.	CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets

	December 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Land	$4,802,918	-	$4,802,918	$3,445,340	$-	$3,445,340
Water rights	3,649,249	-	3,649,249	3,805,847	-	3,805,847
Vehicles	339,814	133,704	206,110	244,341	71,939	172,402
Buildings	444,896	39,852	405,044	161,046	30,379	130,667
Furniture and equipment	83,673	44,400	39,273	74,698	27,373	47,325
Computer hardware	133,293	58,791	74,502	84,245	40,102	44,143
	$9,453,843	$276,747	$9,177,096	$7,815,517	$169,793	$7,645,724

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”). The water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has also received transferable water storage certificates for this water inventory.

Deposits on long-lead equipment
	2010	2009

Balance, December 31, 2009 and 2008	$35,490,072	$15,282,230
Deposits made during the year	26,613,307	14,991,717
Sale of interest - Note 5	(2,579,746)	-
Contractual obligations to be paid in the following period	-	5,254,215
Reclassifications	-	(38,090)
Balance, December 31, 2010 and 2009	$59,523,633	$35,490,072

During the year ended December 31, 2010, the Company made deposits totalling $26.6 million (2009 -$15.0 million) primarily on a SAG mill and two ball mills, three mill drives and three electric mining shovels.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

7.	OTHER ASSETS

	2010	2009
Long-term receivable	$2,617,821	$2,144,664
Held-for-trading securities	126,793	250,000
Long-term receivable	2,744,614	2,394,664
Computer software, net of accumulated amortization	117,255	94,187
Total other assets	2,861,869	2,488,851
Less: current portion of long-term receivable	(626,793)	(250,000)
	$2,235,076	$2,238,851

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties for cash consideration of $6.625 million of which $1.625 million was paid on closing and the remaining $5.0 million is payable in annual instalments of $1 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3,000,000 shares of Ely for eighteen months at a price of Cdn$0.50 per share. The fair value of the consideration was $3.6 million comprising $3.5 million fair value relating to the $5.0 million receivable (“Ely Receivable”), which was calculated using a 15% discount rate, and $0.1 million fair value for the Warrants calculated using the Black-Scholes option-pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 40%, a risk free rate of 1.11% and no dividends. The first Annual Payment of $1 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written off to loss from discontinued operations.

On November 16, 2009, the Company agreed to extend the Annual Payment for an additional two years as follows:

Due Date	Amount Due

June 1, 2010 (Paid)	$250,000
June 1, 2011	500,000
June 1, 2012	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
4,000,000
Less: amount paid	(250,000)

Balance due at December 31, 2010	$3,750,000

In consideration for the extension, Ely paid the Company $0.04 million and granted share purchase warrants for the purchase of up to 2,000,000 Ely common shares at a price of Cdn$0.25 per common share expiring on May 16, 2011. The fair value of the Ely warrants on the date of grant was $0.01 million based on the following assumptions: expected life of 1.5 years, expected volatility of 40%, risk free interest rate of 1.34% and no dividends. The Company classifies the share purchase warrants as held–for- trading with changes in the fair value recognized in the statement of operations. As at December 31, 2010, the Company has recorded a $0.1 million gain on held-for-trading securities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

8.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:

	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Sale of interest - Note 5	(1,057,978)	-
Acquisition costs	63,991	86,358
Capitalized interest	16,913	116,211
Balance, December 31, 2010 and 2009	$24,688,364	$25,665,438

Deferred development costs consist of:

	2010	2009

Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224
Permitting, engineering and on-going support activities, net	31,298,587	21,147,900
Sale of interest - Note 5	(2,829,158)	-
Capitalized loan interest and financing charges	4,435,745	1,091,500
Capitalized stock compensation expense	1,186,919	560,100
Balance, December 31, 2010 and 2009	$98,608,817	$64,516,724

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont property in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in the Rosemont property for $20.4 million and subject to a 3% net smelter royalty. The Rosemont property comprises 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.4 million purchase price was payable over a three-year period. After the Company made its first payment of $6.7 million in 2005, on March 31, 2006 the Company exercised its option to purchase the Rosemont property with a final payment of $13.7 million. The $20.4 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the year ended December 31, 2010, the Company spent $31.3 million (2009 - $21.1 million) on permitting, basic engineering and design, project salaries and benefits and ongoing support activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

9.	LONG-TERM DEBT

Long-term debt consists of:

	2010	2009
Long-term note (a)	$-	$1,547,384
ASARCO production payment (b)	-	2,600,000
Red Kite loan (c)	42,033,327	-
Loan facility (d)	-	41,620,567
Total debt	42,033,327	45,767,951
Current portion	-	(42,177,512)
Long-term portion	$42,033,327	$3,590,439

a)	Long-term note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $0.99 million as well as the assumption of a promissory note, bearing interest at 8%, for $2.22 million. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $0.56 million on the February 20 anniversary date. On February 20, 2010 the third payment of $0.56 million was made. On April 23, 2010, the Company made a $1.0 million payment to settle the outstanding promissory note.

During the year ended December 31, 2010, the Company had capitalized interest of $0.02 million (2009 - $0.12 million) to deferred development costs.

b)	ASARCO production payment

On January 16, 2009, the Company reached an agreement with ASARCO to settle a lawsuit ASARCO had filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $0.25 million cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre- production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using an 18% discount rate, as mutually agreed with ASARCO.

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. As a result, the Company recorded a $2.60 million liability for the pre-production payment option.

On September 24, 2010, the Company exercised its pre-production, pre-payment option to settle the Company’s obligation arising from the ASARCO settlement agreement with a one-time payment of $2.68 million.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

c)	Red Kite loan

On April 23, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the Loan were used in part to retire the Sumitomo loan facility.

The Loan bears interest at 3-month LIBOR plus 4.5% (December 31, 2010 – 4.78%) and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt project financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 22, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company paid an origination fee of 2% of the Loan amount and issued to Red Kite 1,791,700 warrants (fair value - $0.73 million) exercisable at Cdn$3.90 per share for a three year period. The Company also incurred financing costs of $2.20 million which were netted against the Loan. The Loan is accreted to its face value over the term of the Loan using the effective interest method. During the year ended December 31, 2010, the Company recorded $2.17 million of loan interest and financing charges which have been capitalized to deferred development costs.

The Company required Red Kite’s consent to execute the Joint Venture Agreement between the RCC and UCM and, in exchange for the consent, the Company agreed to pay Red Kite $0.93 million for accrued interest to October 1, 2010 and to cancel the one-time option to extend the maturity date for one additional year. As at December 31, 2010, $0.51 million of loan interest was outstanding and payable.

d)	Loan facility

On June 17, 2008 the Company announced that RCC had entered into a $40 million loan agreement (“Loan Facility”) with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The Loan Facility can be drawn down by RCC over a twelve month period to June 30, 2009 to fund major equipment purchase contracts ($27 million) and general working capital ($13 million). Repayment of the Loan Facility was for the principal amount plus interest at a rate of 3-month LIBOR + 1.50%. There were no other fees associated with the Loan Facility. The Loan Facility was guaranteed by the Company and secured against RCC’s assets, including the deposits on long-lead time equipment that are on order and will mature on June 17, 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in Rosemont, which expired unexercised.

On April 23, 2010, the Company paid out the Loan Facility and accrued interest from the Red Kite proceeds.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

10.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of
	shares	Amount
Balance at December 31, 2007	88,588,061	$92,130,108
Issued pursuant to exercise of stock options	146,200	484,423
Balance at December 31, 2008	88,734,261	92,614,531
Issued pursuant to private placement	3,350,000	3,740,210
Issued pursuant to prospectus offering	14,237,000	26,218,197
Issued pursuant to exercise of stock options	100,000	9,297
Issued pursuant to exercise of broker warrants and options	280,555	587,308
Transfer fair value of exercised stock options	-	128,134
Issued as compensation pursuant to private placement	67,000	88,340
Balance at December 31, 2009	106,768,816	123,386,017
Issued pursuant to private placement	10,905,590	27,593,016
Issued pursuant to prospectus offering	11,820,000	31,908,315
Issued pursuant to exercise of stock options	2,220,565	3,336,873
Issued pursuant to exercise of broker warrants and options	3,414,066	7,730,751
Issued pursuant to restricted share and restricted share unit plan	466,665	341,900
Transfer fair value of exercised options and warrants	-	2,530,417
Balance at December 31, 2010	135,595,702	$196,827,289

c)	Issuance of common shares

On March 12, 2010, the Company issued 11,820,000 common shares by way of a prospectus filing to a syndicate of underwriters at a price of Cdn$2.75 for gross proceeds of Cdn$32.51 million. Share issue costs of $1.9 million related to this financing were charged to deficit.

On August 27, 2010, the Company completed a non-brokered private placement with HudBay Minerals Inc. for 10,905,590 units at Cdn$2.75 per unit for gross proceeds of approximately Cdn$30.0 million. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant with each warrant exercisable to acquire one common share at an exercise price of Cdn$3.90 for a period of 18 months, expiring on February 27, 2012. The warrants may be subject to accelerated expiry in certain circumstances (Note 19 (a)). The fair value of the share purchase warrants was $0.84 million and was allocated to contributed surplus and deducted from the net proceeds from the issuance. The fair value was calculated using the Black-Scholes Pricing Option Model with the following assumptions: expected life of 1.5 years, annual volatility of 40%, no dividend yield and risk-free interest rate of 1.25%.

d)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock option plan as at December 31, 2010:

		Weighted
		average
		exercise
	Number of	price
	Shares	(Cdn$)
Outstanding as at December 31, 2007	5,887,000	$1.89
Granted	2,170,000	4.00
Exercised	(146,200)	2.02
Forfeited	(619,584)	2.80
Outstanding as at December 31, 2008	7,291,216	2.44
Granted	1,790,000	0.71
Exercised	(100,000)	0.10
Forfeited	(505,416)	2.10
Outstanding as at December 31, 2009	8,475,800	2.14
Granted	365,000	2.97
Exercised	(2,220,565)	1.55
Forfeited	(66,667)	2.43
Expired	(550,000)	2.10
Outstanding as at December 31, 2010	6,003,568	$2.41

The following table summarizes the stock compensation expense and capitalized stock compensation expense for the three years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Stock compensation expense	$581,716	$1,120,555	$2,378,054
Capitalized stock compensation expense	793,248	561,000	417,554
	$1,374,964	$1,681,555	$2,795,608

The following assumptions were used in the Black Scholes option pricing model to fair value of the stock options granted during the twelve months ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Expected life	3.5	3.5	3.0
Expected volatility	90% - 93%	81% -90%	65 – 90%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.09% - 2.90%	1.81% - 2.34%	1.79% - 4.09%
Weighted average risk free rate	2.43%	2.05%	3.09%
Weighted average fair value per option	$1.91	$0.46	$2.21

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes stock options outstanding as at December 31, 2010:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,705,001	$0.73	3.7	744,995	$0.72	3.7
$1.14 - $1.92	236,900	1.82	0.6	211,900	1.80	0.6
$1.93 - $2.40	1,766,667	2.11	0.8	1,760,000	2.11	0.8
$2.41- $3.61	730,000	3.24	2.1	200,000	3.56	2.1
$3.62 - $4.97	1,565,000	4.27	7.2	1,163,324	4.26	7.2
	6,003,568	$2.41	3.5	4,080,219	$2.52	3.5

The following table summarizes the outstanding share purchase warrants as at December 31, 2010:

	Exercise
	Price		December				December
	(Cdn$)	Expiry Date	31, 2009	Issued	Exercised	Expired	31, 2010

Share purchase warrants	$2.30	April 17, 2010	3,350,000	-	(3,350,000)	-	-
Share purchase warrants	$3.90	April 21, 2013	-	1,791,700	-	-	1,791,700
Share purchase warrants	$3.90	February 27, 2012	-	5,452,795	-	-	5,452,795
Compensation options	$2.19	August 6, 2010	213,554	-	(64,066)	(149,488)	-
			3,563,554	7,244,495	(3,414,066)	(149,488)	7,244,495

e)	Restricted Shares and Restricted Share Units

The Restricted Shares and Restricted Share Units Plan (“RSU Plan”) was approved at the Company’s Annual General Meeting held on June 11, 2009 and was created to align the directors’, employees’ and consultants’ (collectively, the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board. However, the Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant. The restricted shares are issued from treasury on grant date while the restricted share units are issued on each vesting date. The fair value of the restricted shares and restricted share units is recognized as an amortization charge to the statement of operations over its vesting period with a corresponding credit to contributed surplus. The fair value of restricted shares issued to project Participants is capitalized to deferred development costs. Upon vesting, the fair value of the restricted shares and restricted share units are transferred to share capital.

On February 4, 2010, the Company issued 336,665 restricted shares and 243,334 restricted share units to its employees and directors at a price of $2.37 (Cdn$2.51) per share. They vest 40% upon receipt of the Record of Decision and 20% at the first, second and third anniversary of date of grant. During the fourth quarter ended December 31, 2010 a total of 31,667 restricted share units were forfeited leaving 211,667 units outstanding.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

On March 29, 2010, the Company issued 130,000 restricted shares at a price of $2.63 per share which vested on June 11, 2010.

The following table summarizes the stock-based compensation expense for the year ended December 31, 2010:

	Issue Date	Capitalized	Expensed	Total
Restricted shares	February 4, 2010	$256,370	$65,899	$322,269
Restricted share units	February 4, 2010	-	404,523	404,523
Subtotal		256,370	470,422	726,792
Restricted shares	March 29, 2010	137,301	177,788	315,089
Total		$393,671	$648,210	$1,041,881

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items consists of:
	2010	2009		2008
Accounts receivable	$(77,956)	$99,278		$(65,173)
Due from related parties	254,305	50,432		(33,310)
Prepaids and deposits	179,409	146,121		(310,335)
Accounts payable and accrued liabilities	333,036	(355,832)		1,133,218
	$688,794	$(60,001)		$724,400

Interest Paid	$2,859,854	$-	$

Supplemental Disclosure of Non-Cash Financing and Investing activities:

	2010	2009	2008

Fair value of Ely share purchase warrants issued	$-	$8,331	$67,420
Warrants issued pursuant to Red Kite loan	725,042	-	-
Warrants issued pursuant to equity financings	844,659	331,206	-
	$1,569,701	$339,537	$67,420

12.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers. As at December 31, 2010, included in due from related parties was $0.01 million due from two companies for the recovery of rent, salaries and administration expenses.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo.”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the six months ended December 31, 2010, Manco charged the Company $0.44 million for its share of salaries, rent and other administrative expenses. As at December 31, 2010, there was no balance owing.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

On January 22, 2010 the Company borrowed $3 million from a company, related by common directors and officers, to complete a scheduled deposit on a long-lead equipment purchase. The amount borrowed bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

Included in accounts payable as at December 31, 2010, was $0.07 million (December 31, 2009 - $0.01 million receivable) owing an officer and other companies related to the officer.

All related party transactions are recorded at the exchange amount.

13.	MANAGEMENT OF CAPITAL RISK

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company is in discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The Updated Feasibility Study estimated the capital cost of the mill and mining equipment and all related construction costs at $897 million. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The 2011 capital requirements will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. A portion of the Rosemont expenditures will be funded by UCM to earn its 20% interest in the Rosemont JV with the balance being funded from the Company’s existing cash reserves and if necessary, additional equity issues to meet its ongoing commitments and capital purchases.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

14.	FINANCIAL INSTRUMENTS

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held- for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.

The carrying values of the Company’s financial instruments are classified into the following categories:

	Category	Measurement	2010	2009
Cash and cash equivalents Accounts receivables Held-for-trading securities Accounts payable and accrued liabilities Current and long-term debt	Held for trading Loans and receivable Held for trading Other financial liabilities Loans and receivable	Fair Value - Level 1 Amorized cost Fair Value - Level 2 Amorized cost Amorized cost	$ 31,505,341 2,734,365 126,793 (5,100,819) $ (42,033,327)	$ 6,247,217 2,657,253 8,331 (12,386,174) $ (45,767,951)

Financial instruments are initially recognized at fair value and financial instruments designated as loans and receivables and other financial liabilities are subsequently measured at amortized cost, with gains and losses recognized in the statements of operations in the period in which the gain or loss occurs.

The Company estimate the fair value of its financial instruments based on appropriate valuation methodologies. These fair values are not materially different from their carrying value.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

On January 1, 2009, the Company changed its reporting currency from Canadian to U.S. dollars. As a result, the Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in the USD/CAD exchange rate.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	2010	2009
Cash and cash equivalents	$9,391,768	$4,942,433
Accounts receivable	88,580	253,350
Prepaid expenses	53,336	9,966
Accounts payable and accrued liabilities	(1,004,191)	(512,029)
	$8,529,493	$4,693,720

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2010, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.78 million (2009 - $0.41 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset and significant portion of the accounts receivable relates to an Ely receivable, which has a fair value of $2.7 million and is payable over the next five years to 2015. In the event that Ely does not make the required payments (Note 7) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on the our 2011 planned permitting, engineering expenditures and on-going support activities at the Rosemont project, the Company believes that our current cash reserves along with continued funding by UCM to earn its 20% interest in the Rosemont project will be sufficient to meet its obligations as they become due. However, additional equity financing will be required to fund unplanned capital purchases.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

15.	COMMITMENTS

The following table lists the known contractual obligations as at December 31, 2010:

in thousands of U.S. dollars	< Year 1	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Total
Accounts payable and accrued liabilities	$5,209	$-	$-	$-	$-	$5,209
Long-term debt	-	42,033	-	-	-	42,033
Deposits on long-lead equipment purchases	50,978	59,232	2,229	-	-	112,439
Land purchases	360	-	-	-	-	360
Operating lease obligations	174	71	55	38	38	376
	$56,721	$101,336	$2,284	$38	$38	$160,417

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately $29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The scheduled payments are spread out over two and a half-year period starting in January 2008 with the final payment of $0.5 million due in 2011.

On April 8, 2008 the Company announced the signing of a Letter Award with a subsidiary of ABB Ltd. for the supply of three gearless mill drives for $40.6 million (€28.3 million) with the payments spread out over a two and a half-year period. During 2010 the Company made payments totaling $19.4 million (€14.6 million) (2009 - $8.7 million (€6.4million)) . Payments for 2011 will total $12.9 million (€8.9 million).

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of $8.4 million and the three shovels are being purchased from Bucyrus International Inc. for total commitments of $63.8 million. On December 18, 2008 a contract amendment for the three shovels was completed that delayed the 2009 payments until 2011. During 2010 the Company made payments totaling $2.5 million (2009 - $0.5 million) towards the gyratory crusher.

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

On February 11, 2010 the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay Augusta upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to Augusta receiving the ROD.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

16.	INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and Provincial Income tax rates to the loss before the tax provision due to the following:

	2010	2009	2008
Net loss from continuing operations for the year	$(5,439,180)	$(5,019,556)	$(17,229,561)
Statutory tax rate	28.50%	30.00%	31.00%

Recovery of income taxes computed at standard rates	(1,550,166)	(1,505,867)	(5,341,164)
Differences in foreign tax rates	(287,155)	(278,899)	(1,296,578)

Tax losses not recognized in the period that the benefit arose	2,134,603	1,771,060	4,260,986
Foreign exchange gains (losses)	(160,024)	(375,330)	2,207,473
Stock based compensation	(175,020)	166,238	505,960
Other permanent differences	37,762	222,798	(336,677)
	$-	$-	$-

As of December 31, 2010, the Company has Canadian loss carry forwards of approximately $22.0 million (2009 - $15.1 million) and US loss carry forwards of approximately $47.4 million (2009 - $38.7 million) available to reduce future years’ income for tax purposes. The tax loss carry forwards expire at various times between 2011 and 2030. The utilization of the U.S. loss carry-forwards may be subject to certain annual limitations under the provisions of the Internal Revenue Code Section 382 relating to a 50% change in control over a three-year period.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items from financial and income tax reporting purposes. Significant components of the Company’s future tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009	2008
Future income tax assets
Non-capital losses and other future tax deductions	$26,846,000	$21,138,000	$13,821,000

Mineral properties, deferred development and capital assets	-	-	2,000
Other assets	11,165,000	202,000	109,000
Long-term debt	317,000	1,028,000	1,127,000
	38,328,000	22,368,000	15,059,000
Valuation allowances for future income tax assets	(17,657,000)	(11,385,000)	(7,670,000)
	20,671,000	10,983,000	7,389,000
Future income tax liabilities
Working capital balances attributable to joint venturer	(1,517,000)	-	-
Mineral properties, deferred development and capital assets	(19,154,000)	(10,983,000)	(7,389,000)
Net future tax assets (liabilities)	$-	$-	$-

As the criteria for recognizing future income tax assets have not been met due to uncertainty of realization, a valuation allowance has been recorded for each of the years.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

17.	SEGMENTED INFORMATION

The Company operates in one industry. As at December 31, 2010, the Company’s long-lived assets were in Canada, $2.1 million (2009 - $2.2 million) and in the United States - $192.1 million (2009 - $133.4 million).

18.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized on the following tables:

	December 31, 2010
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$226,616,900	$75,000,524	$151,616,376
Mineral property expenditures (a)	(20,594,363)	-	(20,594,363)
Fair value of warrants (b)	-	5,080,169	(5,080,169)
Deferred financing costs (g)	1,480,671	1,480,671	-
Gain on disposal of assets (e)	516,854,693	(27,866,378)	544,721,071
Capitalized interest (d)	247,174	-	247,174
Reported under US GAAP	$724,605,075	$53,694,986	$670,910,089

	December 31, 2009
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$142,638,660	$58,154,125	$84,484,535
Mineral property expenditures (a)	(20,577,680)	-	(20,577,680)
Deferred financing costs (g)	24,311	1,362,248	(1,337,937)
Capitalized interest (d)	247,174	-	247,174
Reported under US GAAP	$122,332,465	$59,516,373	$62,816,092

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

	Years ended December 31,
Statements of Operations	2010	2009	2008
Net loss reported under Canadian GAAP	$(5,439,180)	$(5,527,941)	$(16,686,384)
Mineral property expenditures (a)	(16,683)	(160,640)	-
Warrants (b)	(3,314,807)	(967,963)	-
Capitalized interest (d)	-	-	190,592
Gain on sale of assets (e)	544,721,071	-	-
Assets of discontinued operations (a)	-	-	1,121,316
Net income (loss) reported under US GAAP	$535,950,401	$(6,656,544)	$(15,374,476)
Earnings (loss) per share
Basic	$4.35	$(0.07)	$(0.17)
Diluted	$4.04	$(0.07)	$(0.17)
Weighted average number of shares outstanding
Basic	123,283,762	96,409,230	88,643,084
Diluted	132,798,792	96,409,230	88,643,084

	Years ended December 31,
Comprehensive loss	2010	2009	2008
Net income (loss) reported under US GAAP	$535,950,401	$(6,656,544)	$(15,374,476)
Other comprehensive income
Cumulative translation adjustment	-	-	(11,472,442)
Comprehensive income (loss) under US GAAP	$535,950,401	$(6,656,544)	$(26,846,918)

	December 31, 2010
			Accumulated
			Other
	Common	Contributed	Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Income (Loss)	Deficit	Total
Reported under Canadian GAAP	$196,827,289	$18,652,492	$(5,534,505)	$(58,328,900)	$151,616,376
Mineral property expenditures (a)	-	-	2,177,633	(22,771,996)	(20,594,363)
Fair value of warrants (b)	8,807,804	(2,234,053)	(144,120)	(11,509,800)	(5,080,169)
Convertible debenture	-	(1,220,139)	-	1,220,139	-
Share issue costs ( c)	(8,957,841)	-	-	8,957,841	-
Capitalized interest (d)	-	-	-	247,174	247,174
Gain on sale of assets (e)	-	-	-	544,721,071	544,721,071
Accretion expense on debenture (c)	(250,337)	-	-	250,337	-
Reported under US GAAP	$196,426,915	$15,198,300	$(3,500,992)	$462,785,866	$670,910,089

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

	December 31, 2009
			Accumulated
			Other
	Common	Contributed	Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Loss	Deficit	Total
Reported under Canadian GAAP	$123,386,017	$17,513,815	$(5,534,505)	$(50,880,792)	$84,484,535
Mineral property expenditures (a)	-	-	2,177,633	(22,755,313)	(20,577,680)
Warrants (b)	7,745,316	(744,140)	(144,120)	(8,194,993)	(1,337,937)
Convertible debenture	-	(1,220,139)	-	1,220,139	-
Share issue costs (c)	(6,948,911)	-	-	6,948,911	-
Capitalized interest (d)	-	-	-	247,174	247,174
Accretion expense on debenture	(250,337)	-	-	250,337	-
Reported under US GAAP	$123,932,085	$15,549,536	$(3,500,992)	$(73,164,537)	$62,816,092

	Years ended December 31,
Statements of Cash Flows	2010	2009	2008
Operating activities
Operating activities under Canadian GAAP	$(4,570,537)	$(5,149,045)	$(7,473,189)
Mineral property expenditures (a)	(16,683)	(160,640)	-
Operating activities under US GAAP	$(4,587,220)	$(5,309,685)	$(7,473,189)

Investing activities
Investing activities under Canadian GAAP	$(70,936,600)	$(36,998,942)	$(38,801,865)
Mineral property expenditures (a)	16,683	160,640	-
Operating activities under US GAAP	$(70,919,917)	$(36,838,302)	$(38,801,865)

a)	Mineral Property Expenditures

Canadian GAAP allows exploration and development costs to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration and development expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under ASC Topic 835, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. On August 28, 2007 the Company announced the results of the Feasibility Study for the Rosemont project and the approval by the Board of Directors to begin mine development.

During the year ended December 31, 2010, the Company deferred $0.02 million (2009 - $0.2 million; 2008 - $Nil) of expenditures under Canadian GAAP which would have been expensed under US GAAP and classified as operating activities on the consolidated statements of cash flows.

b)	Share Purchase Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) issued ASC Topic 815 (formerly, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”), as amended, and EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded in the statement of operations.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

The Company had 7,244,495 warrants outstanding as at December 31, 2010. Under Canadian GAAP, the warrants have a fair value of $1.6 million whereas under US GAAP the warrants have a fair value of $5.1 million, resulting in a charge of $3.5 million to the statement of operations and the reclassification of the fair value from contributed surplus to current liability. Under Canadian GAAP, the fair value of exercised warrants is reclassified from contributed surplus to share capital whereas under US GAAP, the exercised warrants are fair valued on the exercise date. Any changes in the fair value of the warrants are charged to the statement of operations. For the year ended December 31, 2010, the Company recorded an additional $0.8 million charge to earnings from the change in the fair value of 3,350,000 warrants.

c)	Share Issue Costs

Under Canadian GAAP, share issue costs related to issuance of common shares can be either netted against share capital or charged to deficit whereas under US GAAP share issue costs are netted against share capital. For the year ended December 31, 2010, share issue costs of $2.0 million (2009 - $2.5 million) were charged to deficit.

d)	Capitalized Interest

ASC Topic 835 provides for interest costs to be capitalized for qualifying assets under development. Under Canadian GAAP, interest is capitalized only on project specific debt. Following the August 2007 approval by the Board of Directors to develop the Rosemont project, interest amounting to $0.2 million in 2008 would have been capitalized under US GAAP. For years 2010 and 2009, there was no difference under Canadian and US GAAP.

e)	Interest in Joint Ventures

Under Canadian GAAP, investment in jointly controlled entities is accounted for using proportionate consolidation. Under US GAAP, investments in unincorporated joint ventures are to be accounted for using proportionate consolidation. Where there has been a change of control, US GAAP requires deconsolidation of the asset(s) sold at carrying value and reacquired at fair value.

On September 16, 2010, the Company entered into a joint venture agreement with UCM whereby the Company would contribute Rosemont at an agreed value of $704 million and UCM would contribute cash of up to $176 million to earn up to 20% interest in the joint venture. Under Canadian GAAP, the Company recognized a deferred gain of $27.9 million to reflect the 4.11% that UCM had earned into the joint venture. Upon commencement of commercial production the deferred gain would be amortized into earnings over the life of the Rosemont mine. Under US GAAP, loss of control by virtue of the transfer of Rosemont into the joint venture was considered an asset sale at carrying value resulting in the Company recognizing a $544.7 million gain into income on execution of the EI Agreement.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

f)	Uncertain Tax Positions

On January 1, 2007, the Company adopted the U.S. GAAP standards regarding uncertain tax positions. The adoption did not result in any adjustment to the opening deficit or any further increase in the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total unrecognized tax benefits at January 1, 2010	$1,203,000
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	86,000
Reductions for tax positions of prior years	(848,000)
Total unrecognized tax benefits at December 31, 2010	$441,000

Due to the existence of tax assets subject to valuation allowance, no amount of the unrealized tax benefit would affect the annual effective tax rate. Additionally, due to the significant balance of loss carry-forwards of the Company in relation to the above uncertain tax positions, it has been determined that no interest and or penalties would apply. The Company or one of its subsidiaries files income tax returns in Canada and the U.S. federal jurisdictions and in various states. With few exceptions, the Company is no longer subject to examinations by U.S. or Canadian tax authorities for years prior to 2005.

g)	Deferred Financing Costs

Under Canadian GAAP, deferred financing costs are netted against the loan whereas under US GAAP, deferring financing costs are reported in non-current assets as deferred charges. Under US GAAP, the Company reclassified $1.4 million (2009 - $0.02 million) of deferred financing costs from non-current liabilities to non-current assets.

h)	New Accounting Pronouncements in the United States

ASU Topic 820 ”Improving Disclosures about Fair Value Measurements”

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update No. 2010-06 (“ASU 2010-06”), “Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgement in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. The current year adoption did not have an impact on the Company’s consolidated financial position and results of operations.

ASC Topic 855 “Subsequent Events”

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events” (“ASC 855”). ASC 855 establishes principles and requirements for events that occur after the balance sheet date, but before the issuance of the financial statements. ASC 855 requires disclosure of the date through which subsequent events have been evaluated and disclosure of certain non-recognized subsequent events. ASC 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(All amounts are in U.S. dollars unless otherwise noted)

19.	SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company:

	a)	on March 18, 2011 received proceeds of Cdn$21.3 million from HudBay on the exercise of 5,452,795 share purchase warrants at Cdn$3.90;

b)

on January 11, 2011 and February 10, 2011 granted 2,371,000 incentive stock options to directors, employees and a consultant with exercise prices of Cdn$3.68 and Cdn$4.45 per share and expiring five years from date of grant and granted 195,000 restricted share units valued at Cdn$4.45 per share. The incentive stock options and restricted share units are subject to vesting conditions and if certain achievements are not met before specified dates a certain number of stock options and restricted share units are subject to cancellation; and

c)

on February 10, 2011 and February 25, 2011 issued 560,000 restricted shares valued at $4.45 and $5.15 per share to directors, employees and a consultant which are subject to vesting conditions and if certain achievements are not met before specific dates a certain number of restricted shares are to be forfeited and subsequently cancelled.